FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of April, 2003

                      B.O.S. Better On-Line Solutions, Ltd.
                      -------------------------------------
                 (Translation of Registrant's Name into English)

                      100 BOS Road, Teradion 20179, Israel
                      ------------------------------------
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F ___X_____               Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes ________                      No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __N/A__

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       Attached hereto and incorporated by reference herein are the following documents:

              (i) A Press Release dated March 31, 2003 issued by the Registrant to announce the Closing of the Catalyst transaction.

              (ii) A Press Release dated April 2, 2003 issued by the Registrant to announce that a Nasdaq Listing Qualifications Hearing Panel had granted the Registrant a temporary exemption from compliance with certain Nasdaq National Market requirements; provided that, the Registrant meets certain conditions.

              (iii) An unaudited condensed consolidated pro forma balance sheet of the Registrant as of February 28, 2003, which is being filed to comply with one of the conditions of the Nasdaq listing exception.

              (iv) The Registrant's notice of meeting and proxy statement for the annual general meeting of shareholders to be held on May 22, 2003.

       Signature

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Israel Gal
                                               --------------------------
                                               Israel Gal
                                               President and CEO

Dated: April 10, 2003